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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Novamerican Steel Inc.

(Name of Issuer)

Common Shares, without nominal or par value

(Title of Class of Securities)

23077R100

(CUSIP Number)

Corrado De Gasperis

Chief Executive Officer

Symmetry Holdings Inc.

28 W. 44th Street

16th Floor

New York, New York 10036

(646) 429-1505

Copies to:

Gerald D. Shepherd, Esq.

Davies Ward Phillips & Vineberg LLP

625 Madison Avenue, 12th Floor

New York, New York 10022

(212) 588-5500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 6, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23077R100
1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Symmetry Holdings Inc.
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ---------------	(b) ---------------
3.		SEC Use Only
4.	Source of Funds (See Instructions)	OO; BK; AF (see Item 3)
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	7,050,659*
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	7,050,659*
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	7,050,659*
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row (11)	67.5%**
14.		Type of Reporting Person (See Instructions)	CO; HC

* Beneficial ownership of 7,050,659 common shares referred to in Row (8) and Row (10) is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Lock-Up Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the 7,050,659 common shares referred to in Row (8) and Row (10) for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

** The calculation of the foregoing percentage is based on 10,450,000 common shares issued and outstanding as of June 20, 2007 as reported in the Arrangement Agreement described in Item 4 hereof.

CUSIP No. 23077R100
1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). 632422 N.B. Ltd.
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) --------------	(b) ---------------
3.		SEC Use Only
4.	Source of Funds (See Instructions)	OO; BK; AF (see Item 3)
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	New Brunswick
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	7,050,659*
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	7,050,659*
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	7,050,659*
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row (11)	67.5**%
14.		Type of Reporting Person (See Instructions)	CO

* Beneficial ownership of the 7,050,659 common shares referred to in Row (8) and Row (10) is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Lock-Up Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the common shares referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

** The calculation of the foregoing percentage is based on 10,450,000 common shares issued and outstanding as of June 20, 2007 as reported in the Arrangement Agreement described in Item 4 hereof.

Introduction

This Amendment No. 1 amends and supplements the Schedule 13D filed on July 2, 2007 by (i) Symmetry Holdings Inc. and (ii) 632422 N.B. Ltd (the "Statement") relating to the common shares, without nominal or par value (the "Common Shares"), of Novamerican Steel Inc., a corporation incorporated under the laws of Canada. Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Statement, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby deleted and replaced in its entirety with the following:

"The Reporting Persons estimate that the total amount of cash required for the acquisition of the Common Shares pursuant to the Arrangement Agreement (as defined in Item 4 of this Statement) and the related transaction fees and expenses will be approximately $600.0 million. Symmetry has agreed to fund or arrange for the funding of Acquisitionco in an amount sufficient to satisfy such cash requirement by way of equity investment in Acquisitionco and loans to Acquisitionco. Such funding requirements will be provided by:

(a)

The trust which holds cash raised by Symmetry in its initial public offering in March 2007, up to approximately $140 million, less the sum of the amount of such trust account paid to stockholders of Symmetry who vote against the Arrangement (as defined in Item 4 of this Statement) and elect to convert their shares into a pro rata share of the trust account and the amount held as deferred underwriting discounts;

(b)

Symmetry’s Chairman and certain other existing stockholders of Symmetry, who have agreed to purchase in a private placement 1,875,000 units of Symmetry for $15 million, or $8.00 per unit, at the time of closing of the Arrangement (each unit will consist of one share of common stock of Symmetry and one warrant of Symmetry, and each warrant entitles the holder to purchase one share of common stock at a price of $5.50 and is exercisable on the later to occur of the consummation of the Arrangement or March 7, 2008 until the expiration four years from the issue date or earlier upon redemption); and

(c)

JPMorgan Chase Bank, N.A. (“JPMCB”) and J.P. Morgan Securities Inc. (“JPMorgan”), which committed pursuant to a commitment letter, dated June 21, 2007, amended and restated on July 6, 2007 to add CIBC Inc. (“CIBC”), CIT Business Credit Canada Inc. (“CIT”) and CIBC World Markets Corp. (“CIBC WM”) as parties (the "Commitment Letter"), to provide financing of $500 million (which may be reduced by an amount by which the amount of the Symmetry trust account exceeds certain specified amounts), consisting of a $175 million senior secured asset-based credit facility (the “ABL Facility”), of which a maximum of $71.2 million may be used to fund the acquisition of the Common Shares pursuant to the Arrangement and related transaction costs subject to borrowing base limitations, a $325 million senior secured facility (“Bridge Facility”) and an intra-day closing day facility.

Symmetry currently intends to complete a capital markets transaction whereby an aggregate of up to $325,000,000 of debt securities (“Senior Notes”) would be issued to finance acquisition of the Common Shares pursuant to the Arrangement. To the extent that such Senior Notes are not issued prior to the consummation of the Arrangement, then Symmetry will draw under the Bridge Facility. JPMCB’s, CIBC’s and CIT’s commitment to provide the Bridge Facility is reduced by the principal amount of Senior Notes issued on or prior to the consummation of the Arrangement. If the Senior Notes are issued subsequent to the consummation of the Arrangement, the proceeds received by Symmetry from such issuance will be used to repay the Bridge Facility.

The Commitment Letter provides for the ABL Facility to be a five-year facility, with a borrowing base at any time equal to: (a) the sum of (i) up to 90% of eligible accounts receivable and (ii) the lesser of (A) up to 70% of the eligible inventory and (B) up to 85% of then net orderly liquidation value of inventory, in each case, of the Reporting Persons and their respective subsidiaries and subject to certain eligibility reserves; minus (b) the sum of (i) a customary availability block and (ii) usual and customary reserves. The borrowing base will be determined separately for the US subsidiaries and for the Canadian subsidiaries.

U.S. dollar borrowings under the ABL Facility will bear interest at LIBOR, or U.S. base rate, plus an applicable margin, depending upon the excess availability under the ABL Facility. Initially, the applicable margins will be LIBOR plus 1.50% or U.S. base rate plus 0.50%. The U.S. base rate is the higher of (i) the prime rate announced by JPMCB or (ii) the federal funds effective rate plus 0.50%. In the case of Canadian dollar-denominated loans, the interest rate will be the Canadian prime rate plus the applicable margin for base rate loans. For Canadian dollar-denominated banker acceptances (or banker acceptance equivalent loans), the discount rate for the period selected by the borrower plus stamping fees will be equal to the margin for LIBOR based rates. Prior to the first anniversary of the consummation of the Arrangement, the loans under the Bridge Facility will bear interest at LIBOR plus 4.50%, plus a spread that increases after each three-month period, subject to a cap of 11.50%. The Commitment Letter provides for the loans under the Bridge Facility to mature on the first anniversary of the consummation of the Arrangement, but each lender in respect of any loan under the Bridge Facility outstanding at the consummation of the Arrangement will have the option to exchange its loans for senior notes issued under an indenture that complies with the U.S. Trust Indenture Act of 1940, as amended. The maturity of any such loans not so exchanged will automatically be extended to the eighth anniversary of the consummation of the Arrangement. The Bridge Facility is subject to mandatory redemption with the proceeds from certain asset sales, the issuance of debt securities and the issuance of equity, and subject to repurchase or repayment at the option of the holder upon a change in control. The Bridge Facility may be optionally repaid at any time.

The ABL Facility will be secured by (a) perfected first priority security interests in substantially all the cash, deposit accounts, accounts receivable and inventory of Symmetry and each subsidiary guarantor (the “ABL Collateral”) and (b) perfected second priority security interests in substantially all of the remaining assets of Symmetry and its subsidiaries, subject to certain limitations with respect to non-U.S. subsidiaries (the “Bridge Loan Collateral”). The Bridge Facility will have a perfected first priority security interest in the Bridge Loan Collateral and will have a perfected second priority security interest in the ABL Collateral, subject in each case to certain limitations.

The debt financing described above will contain representations, warranties and covenants which will restrict, among other things, Symmetry's ability to sell assets, incur more indebtedness, pay dividends on Symmetry's common stock, make certain investments or business acquisitions, repurchase or redeem Symmetry's stock, engage in business mergers or consolidations, and engage in certain transactions with affiliated parties. The ABL Facility will also contain a requirement for Symmetry to maintain a minimum ratio of EBITDA to fixed charges when availability under the ABL Facility is less than $20 million.

The initial funding of such debt financing is subject to conditions usual in commercial lending transactions of this kind, including (a) the consummation of the Arrangement, (b) completion, execution and delivery of satisfactory definitive documentation, (c) receipt by JPMorgan and CIBC WM of the results of field examinations and inventory appraisals (prepared by a third party appraisal firm) reasonably satisfactory to JPMorgan and CIBC WM, (d) receipt of a solvency opinion, (e) absence of a material adverse change, and (f) perfection of security interests. The funding facilities contemplated by the Commitment Letter are subject to the payment of customary fees for credit facilities of this kind.

The foregoing description of the Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Commitment Letter, which is filed as Exhibit 10.4 hereto, and is incorporated herein by reference.

As more fully described in Item 4 hereof, D. Bryan Jones and Scott B. Jones (each a "Shareholder" and, collectively, the "Shareholders"), who together are the record and/or beneficial owners of 7,050,659 Common Shares, have entered into the Lock-Up Agreement with the Reporting Persons described in Item 4 below. The transactions contemplated by the Lock-Up Agreement (which is the reason the Reporting Persons may be deemed to be beneficial owners of such Common Shares) are not expected to require the expenditure of any funds.

The Shareholders entered into the Lock-Up Agreement to induce the Reporting Persons to enter into the Arrangement Agreement described in Item 4 below."

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended and supplemented by the filing of the following exhibit herewith.

Exhibit No.	Exhibit Name
10.4	Commitment Letter, dated July 6, 2007, among JPMorgan Chase Bank, N.A., J.P. Morgan Securities, Inc., CIBC Inc., CIT Business Credit Canada Inc. and CIBC World Markets Corp. and Symmetry Holdings Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 9, 2007

SYMMETRY HOLDINGS INC.

By:	/s/ Corrado De Gasperis
Name: Corrado De Gasperis Title: Chief Executive Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 9, 2007

632422 N.B. LTD.

By:	/s/ Corrado De Gasperis
Name: Corrado De Gasperis Title: President

EXHIBIT INDEX

Exhibit No.	Exhibit Name
10.4	Commitment Letter, dated July 6, 2007, among JPMorgan Chase Bank, N.A., J.P. Morgan Securities, Inc., CIBC Inc., CIT Business Credit Canada Inc. and CIBC World Markets Corp. and Symmetry Holdings Inc.